UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

DYNEGY INC.

(Name of Subject Company)

DYNEGY INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

J. Kevin Blodgett

General Counsel

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

(713) 507-6400

With copies to:

Joseph B. Frumkin

Krishna Veeraraghavan

Sullivan & Cromwell

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Dynegy Inc. (the “Company”) on December 30, 2010, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following immediately before the section titled “Cautionary Statement Regarding Forward-Looking Statements”:

“Extension of Offer Period

On January 26, 2011, Icahn Enterprises L.P. issued a press release announcing that the Offeror has extended the Offer until 5:00 p.m., New York City time, on February 9, 2011. The Offer was previously scheduled to expire at 12:00 Midnight, New York City time, on January 25, 2011. In order to reflect the extension of the Offer, all references in this Statement, including the Information Statement attached as Annex III, to “12:00 Midnight, New York City time, on January 25, 2011,” as the Expiration Date, are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on February 9, 2011.” The full text of the press release issued by Icahn Enterprises L.P. on January 26, 2011 announcing the extension of the Offer is filed as Exhibit (a)(18) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(18) Press Release issued by Icahn Enterprises L.P. on January 26, 2011 (incorporated by reference to Exhibit (a)(5)(iii) to Amendment No. 4 to the Schedule T-O).

(a)(19) Message from the Executive Management Team and Frequently Asked Questions to Employees of Dynegy Inc. dated January 26, 2011.

(a)(20) Press Release issued by Dynegy Inc. on January 26, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: January 26, 2011	By:	/s/ Kent R. Stephenson
	Name:	Kent R. Stephenson
	Title:	Senior Vice President, Deputy General Counsel